SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                           Pilgrim Capital Corporation
              Formerly Known as Pilgrim America Capital Corporation


(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from ____________ to _____________

                         Commission file number 0-19799

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PILGRIM AMERICA CAPITAL CORPORATION 401(k) PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PILGRIM CAPITAL CORPORATION, TWO NORTH RENAISSANCE SQUARE, 40 NORTH CENTRAL AVENUE, 12TH FLOOR, PHOENIX, ARIZONA 85004-4424

                              REQUIRED INFORMATION

         FINANCIAL STATEMENTS

         ITEM 1. AUDITED STATEMENT OF FINANCIAL CONDITION

         The Audited Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997 attached to this Report on Form 11-K as page 2 of Exhibit A are incorporated by reference herein.

         ITEM 2. AUDITED STATEMENT OF INCOME AND CHANGES

         The Audited Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1998 and 1997 attached to this Report on Form 11-K as page 3 of Exhibit A are incorporated by reference herein.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Pilgrim America Capital Corporation
                                        401 (k) Plan


         Date: July 14, 1999            /s/ James Hennessy
                                        ------------------------------------
                                        James Hennessy
                                        Executive Vice President

                                  EXHIBIT INDEX


Exhibit 23        Consent of KPMG LLP

Exhibit 99        Pilgrim America Capital Corporation 401K Plan

                             PILGRIM AMERICA CAPITAL
                             CORPORATION 401(k) PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN


                                      INDEX

                                                                            PAGE

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Benefits - December 31, 1998
  and 1997                                                                    2

Statements of Changes in Net Assets Available for Benefits -
  Years ended December 31, 1998 and 1997                                      3

Notes to Financial Statements                                                 4

SCHEDULE

1    Line 27a - Schedule of Assets Held for  Investment  Purposes -
     December 31, 1998                                                       13

2    Line 27d - Schedule of Reportable Transactions - Year ended
     December 31, 1998                                                       14


All other schedules are omitted because they are not applicable based on disclosure requirements of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pilgrim America Capital Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Pilgrim America Capital Corporation 401(k) Plan (the Plan) as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pilgrim America Capital Corporation 401(k) Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                                    KPMG LLP

Los Angeles, California
June 25, 1999

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997

                                                            1998         1997
                                                         ----------   ----------
Assets:
  Investments, at fair value:
    Pilgrim America Capital Corporation common stock     $2,724,025   $1,078,306
    Pooled separate accounts                                 29,195       53,062
    Mutual funds                                          1,222,200    1,054,156
    Participant loans                                         1,505           --
                                                         ----------   ----------
                                                          3,976,925    2,185,524
                                                         ----------   ----------

Employer's contribution receivable                            7,860        5,921
Employees' contribution receivable                            8,172        6,625
                                                         ----------   ----------
                                                             16,032       12,546
                                                         ----------   ----------

Dividends receivable                                             --          802
Interest receivable                                             295          142
                                                         ----------   ----------
                                                          3,993,252    2,199,014

Accrued expenses                                             22,057       21,988
                                                         ----------   ----------
      Net assets available for benefits                  $3,971,195   $2,177,026
                                                         ==========   ==========

See accompanying notes to financial statements.

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1998 and 1997

                                                           1998          1997
                                                        ----------    ----------
Additions to net assets attributed to:
  Interest                                              $    2,619    $    1,445
  Dividends                                                 18,931        29,317
  Net appreciation in fair value of investments          1,089,611       646,300
                                                        ----------    ----------
                                                         1,111,161       677,062
                                                        ----------    ----------

Contributions:
  Employer                                                 423,728       257,692
  Employee                                                 424,269       288,430
  Rollovers                                                 67,837            --
                                                        ----------    ----------
                                                           915,834       546,122
                                                        ----------    ----------
      Total additions                                    2,026,995     1,223,184
                                                        ----------    ----------

Deductions from net assets attributed to:
  Benefits paid to terminated participants                 181,368       167,518
  Administrative expenses                                   51,458        67,555
                                                        ----------    ----------
      Total deductions                                     232,826       235,073
                                                        ----------    ----------

      Net increase                                       1,794,169       988,111

Net assets available for benefits:
  Beginning of year                                      2,177,026     1,188,915
                                                        ----------    ----------
     End of year                                        $3,971,195    $2,177,026
                                                        ==========    ==========

See accompanying notes to financial statements.

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(1)  DESCRIPTION OF THE PLAN

     (A)  GENERAL

          The Pilgrim America Capital Corporation 401(k) Plan (the Plan) is a qualified defined contribution plan covering substantially all full-time employees of Pilgrim America Capital Corporation and its subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (B)  ELIGIBILITY

          Employees are eligible to participate in the Plan after attaining age 21 and completing a minimum service requirement as detailed in the Plan agreement.

     (C)  PARTICIPANT LOANS

          Participants may borrow against their vested salary deferral account balances, with a minimum loan amount of $1,000 and the maximum loan amount of $50,000 reduced by the highest outstanding loan balance during the previous 12 months or 50% of their vested salary deferral account balances. Interest is to be charged on participant loans at a rate commensurate with the prevailing interest rate charged on similar commercial loans under like circumstances by persons in the business of lending money.

     (D)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution (salary deferral) and an allocation of (a) the Company's contribution and (b) Plan earnings. The first allocation is based on participant-deferred contributions, and the second allocation is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (E)  EMPLOYER CONTRIBUTIONS

          Matching contributions are made by the Company at an amount equal to 100% of the employee's contributions with the amount limited to the lesser of 7% of the employee's annual compensation or $10,000 in 1998 and $9,500 in 1997.

     (F)  EMPLOYEE CONTRIBUTIONS

          Employee contributions are made to the Plan on a pretax basis. Such contributions are limited to the lesser of 10% of the employee's annual compensation or the maximum allowable annual amount under Internal Revenue Service regulations, which was $10,000 and $9,500 in 1998 and 1997, respectively.

                                                                     (Continued)

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

     (G)  INVESTMENT FUNDS

          Participants direct the investment of their accounts among the available investment options. The following is a description of each investment option as of December 31, 1998:

          * Pilgrim America Capital Corporation common stock - investment in the common stock of the Company.

          * Cortland Trust Money Market - an open-end diversified money market fund managed by Cortland Trust, Inc. designed for investors who seek a high level of current income while preserving capital and liquidity by investing a minimum of 80% of the fund's assets in U.S. Government obligations, bank investments, trust instruments, corporate commercial trust instruments and other instruments maturing in 13 months or less.

          * Pilgrim Government Securities Income Fund - an open-end mutual fund designed for investors who seek a high level of current income while preserving capital and liquidity by investing a minimum of 70% of the fund's assets in U.S. Government obligations.

          * Pilgrim High Yield Fund I - an open-end mutual fund designed for investors who seek a high level of current income with capital appreciation as a secondary objective by investing in high-yield fixed income securities.

          * Pilgrim MagnaCap Fund - an open-end mutual fund designed for investors who seek long-term growth of capital with income as a secondary consideration while preserving their capital by investing in common stocks.

          * Pilgrim Asia-Pacific Equity Fund - an open-end mutual fund designed for investors who seek long-term capital appreciation by investing in equity securities listed on stock exchanges in countries in the Asia-Pacific region or issued by companies based in this region.

          * Pilgrim MidCap Value Fund - an open-end mutual fund designed for investors who seek long-term capital appreciation by investing mainly in, but not limited to, equity securities issued by companies with middle market capitalizations (between $200 million and $5 billion).

          * Pilgrim LargeCap Leaders Fund - an open-end mutual fund designed for investors who seek long-term capital appreciation by investing mainly in, but not limited to, equity securities issued by companies with large market capitalizations (over $5 billion).

          * Pilgrim Bank & Thrift Fund - an open-end management investment company designed for investors who seek long-term capital appreciation with income as a secondary objective by investing primarily in the equity securities of national- and state-chartered banks other than money-center banks, thrifts, the holding or parent companies of such depository institutions and in savings accounts of mutual thrifts.

          * Pilgrim Prime Rate Trust - a closed-end management investment company designed for investors who seek a high level of current income while preserving capital by investing in a portfolio of senior, collateralized corporate loans whose interest rates float with the prime lending rate or London Inter-Bank Offered Rate (LIBOR).

                                                                     (Continued)

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

          * First American Prime Obligation Class C Institutional Account - a sweep vehicle money market account designed to hold contributions until they can be invested into one or more of the investment funds discussed above.

     (H)  VESTING

          Participants are immediately vested in their salary deferral and voluntary contributions plus the earnings thereon. Vesting in the remainder of their account is based on years of continuous service as follows:

                           COMPLETED YEARS OF
                                 SERVICE              PERCENTAGE VESTED
                           ------------------         -----------------
                                    1                         33.33%
                                    2                         66.67
                                    3                        100.00
                                                             ======

          Participants become 100% vested upon death, permanent disablement or attaining age 65.

     (I)  PAYMENT OF BENEFITS

          On termination of service, participants with vested account balances may choose to have their benefits paid in a lump sum or in monthly amounts over a period of time specified by the Plan agreement.

     (J)  FORFEITURES

          The nonvested portion of a terminated employee's account is placed in a segregated account and is considered forfeited after the participant incurs five consecutive years in which they work 500 hours or less. Upon forfeiture, the amounts in the segregated account plus the earnings thereon are to be used to reduce future employer contributions or applied to administrative expenses of the Plan. As of December 31, 1998 and 1997, amounts held in the segregated accounts awaiting potential forfeiture totaled $12,271 and $50,477, respectively.

     (K)  ADMINISTRATIVE EXPENSES

          Expenses of the Plan are to be borne by the Plan unless assumed by the Company. The Plan applied $55,003 and $45,567 of forfeiture accounts against administrative expenses for the years ended December 31, 1998 and 1997, respectively.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF ACCOUNTING

          The accompanying financial statements have been prepared using the accrual basis of accounting. Benefits payable to participants are included as a component of the Plan's net assets available for benefits.

                                                                     (Continued)

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

     (B)  INVESTMENTS

          Investments in Pilgrim America Capital Corporation common stock and mutual funds are valued at quoted market prices. Investments in pooled accounts are valued at their participation unit share of the total pooled funds as determined by the custodian, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

     (C)  USE OF ESTIMATES

          The Plan administrator has made a number of estimates and assumptions relating to the reporting of net assets and changes therein to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(3)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500-C/R

     The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500-C/R:

                                                             DECEMBER 31
                                                       -------------------------
                                                          1998         1997
                                                       ----------   -----------
     Net assets available for benefits per the
       financial statements                            $3,971,195   $ 2,177,026
     Amounts allocated to withdrawing participants             --        (8,914)
                                                       ----------   -----------

         Net assets available for benefits per
           Form 5500-C/R                               $3,971,195   $ 2,168,112
                                                       ==========   ===========

     The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500-C/R:

                                                          YEAR ENDED DECEMBER 31
                                                          ----------------------
                                                            1998          1997
                                                          --------      --------
     Benefits paid to participants per the financial
       statements                                         $181,368      $167,518
     Add amounts allocated to withdrawing participants          --         8,914
                                                          --------      --------

        Benefits paid to participants per the Form
          5500-C/R                                        $181,368      $176,432
                                                          ========      ========

     Amounts allocated to withdrawing participants are recorded on Form 5500-C/R for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                     (Continued)

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(4) INVESTMENTS

     The following represents the changes in net assets of the Plan during 1998:

                                   PILGRIM
                                   AMERICA                         PILGRIM
                                   CAPITAL                        GOVERNMENT
                                 CORPORATION    CORTLAND TRUST    SECURITIES   PILGRIM HIGH
                                 COMMON STOCK    MONEY MARKET    INCOME FUND   YIELD FUND I
                                 ------------   --------------   -----------   ------------
Additions:
    Interest                      $    1,351        $   738        $      6      $     69
    Dividends                             --          1,610              53         5,636
    Net appreciation
      (depreciation) in fair
      value of investments         1,062,492             --               4        (5,095)

    Contributions:
      Employer                        24,877             44              --         7,601
      Employee                         9,037             63              --        24,167
                                  ----------        -------        --------      --------
                                      33,914            107              --        31,768
                                  ----------        -------        --------      --------
                                   1,097,757          2,455              63        32,378
                                  ----------        -------        --------      --------

Deductions:
    Benefits paid                     61,885         10,755              --        18,964
    Administrative expenses               --         51,458              --            --
                                  ----------        -------        --------      --------
                                      61,885         62,213              --        18,964
                                  ----------        -------        --------      --------

Transfers - participant elected      654,721         46,250          (4,610)      (40,740)
                                  ----------        -------        --------      --------
         Net increase (decrease)   1,690,593         13,508)         (4,547)      (27,326)

Beginning of year                  1,078,306         31,486           4,907        68,910
                                  ----------        -------        --------      --------
End of year                       $2,768,899        $17,978        $    360      $ 41,584
                                  ==========        =======        ========      ========

                                                                     (Continued)

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                                     PILGRIM        PILGRIM          PILGRIM
                                     PILGRIM      ASIA-PACIFIC    MIDCAP VALUE      LARGECAP
                                  MAGNACAP FUND    EQUITY FUND        FUND        LEADERS FUND
                                  -------------   ------------    ------------    ------------
  Additions:
      Interest                     $      70       $      37       $      77       $      37
      Dividends                          684              --              --              --
      Net appreciation
        (depreciation) in fair
        value of investments          44,988         (20,201)          3,889          23,051

      Contributions:
        Employer                      45,140          23,466          41,211          19,731
        Employee                      51,212          24,541          53,299          16,282
                                   ---------       ---------       ---------       ---------
                                      96,352          48,007          94,510          36,013
                                   ---------       ---------       ---------       ---------
                                     142,094          27,843          98,476          59,101
                                   ---------       ---------       ---------       ---------

  Deductions:
      Benefits paid                   23,281           7,677          15,107           3,551
      Administrative expenses             --              --              --              --
                                   ---------       ---------       ---------       ---------
                                      23,281           7,677          15,107           3,551
                                   ---------       ---------       ---------       ---------

Transfers - participant elected      (43,433)        (38,310)        (46,006)        (76,871)
                                   ---------       ---------       ---------       ---------

         Net increase (decrease)      75,380         (18,144)         37,363         (21,321)

Beginning of year                    275,730         125,543         204,586         128,240
                                   ---------       ---------       ---------       ---------
End of year                        $ 351,110       $ 107,399       $ 241,949       $ 106,919
                                   =========       =========       =========       =========

                                                                     (Continued)

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                                                  FIRST AMERICAN
                                 PILGRIM PRIME   PILGRIM BANK &        PRIME       PARTICIPANT
                                  RATE TRUST       THRIFT FUND      OBLIGATION        LOANS       TOTAL
                                 -------------   --------------   --------------   -----------    -----
Additions:
    Interest                      $     110         $      91        $      --       $    33    $    2,619
    Dividends                         7,157             1,591            2,200            --        18,931
    Net appreciation
      (depreciation) in fair
      value of investments           (9,897)           (9,620)              --            --     1,089,611

    Contributions:
      Employer                          610            45,173          215,875            --       423,728
      Employee                        9,065            56,046          248,394            --       492,106
                                  ---------         ---------        ---------       -------    ----------
                                      9,675           101,219          464,269            --       915,834
                                  ---------         ---------        ---------       -------    ----------
                                      7,045            93,281          466,469            33     2,026,995
                                  ---------         ---------        ---------       -------    ----------

Deductions:
    Benefits paid                    13,481            24,247               20         2,400       181,368
    Administrative expenses              --                --               --            --        51,458
                                  ---------         ---------        ---------       -------    ----------
                                     13,481            24,247               20         2,400       232,826
                                  ---------         ---------        ---------       -------    ----------
Transfers - participant elected      (5,554)             (262)        (449,057)        3,872            --
                                  ---------         ---------        ---------       -------    ----------

         Net increase (decrease)    (11,990)           68,772           17,392         1,505     1,794,169

Beginning of year                    84,977           165,325            9,016            --     2,177,026
                                  ---------         ---------        ---------       -------    ----------
End of year                       $  72,987         $ 234,097        $  26,408       $ 1,505    $3,971,195
                                  =========         =========        =========       =======    ==========

All the investments are participant-directed, except for the First American Prime Obligation.

                                                                     (Continued)

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

       The following represents the changes in net assets of the Plan during 1997:

                                    PILGRIM
                                    AMERICA                         PILGRIM
                                    CAPITAL        CORTLAND       GOVERNMENT                                        PILGRIM
                                  CORPORATION     TRUST MONEY     SECURITIES     PILGRIM HIGH       PILGRIM      ASIA-PACIFIC
                                 COMMON STOCK       MARKET        INCOME FUND    YIELD FUND I    MAGNACAP FUND    EQUITY FUND
                                 ------------     -----------     -----------    ------------    -------------   ------------
Additions:
    Interest                       $       --     $       9       $      1       $      76       $     120       $     169
    Dividends                              --         3,853            208           6,682           1,198              --
    Net appreciation
      (depreciation) in fair
      value of investments            554,989            --             82           4,005          55,421        (100,443)

    Contributions:
      Employer                             --           514          1,199          14,502          32,376          41,916
      Employee                             --           637          1,689          14,801          37,567          44,495
                                   ----------     ---------       --------       ---------       ---------       ---------
                                           --         1,151          2,888          29,303          69,943          86,411
                                   ----------     ---------       --------       ---------       ---------       ---------
                                      554,989         5,013          3,179          40,066         126,682         (13,863)
                                   ----------     ---------       --------       ---------       ---------       ---------

Deductions:
    Benefits paid                      42,905         7,802             --           7,982          18,094          30,052
    Administrative expenses                --        67,240             --              --              --              --
                                   ----------     ---------       --------       ---------       ---------       ---------
                                       42,905        75,042             --           7,982          18,094          30,052
                                   ----------     ---------       --------       ---------       ---------       ---------

Transfers - participant elected       382,227        (1,767)          (120)        (26,282)        (22,285)        (46,080)
                                   ----------     ---------       --------       ---------       ---------       ---------

         Net increase (decrease)      894,311       (71,796)         3,059           5,802          86,303         (89,995)

Beginning of year                     183,995       103,282          1,848          63,108         189,427         215,538
                                   ----------     ---------       --------       ---------       ---------       ---------
End of year                        $1,078,306     $  31,486       $  4,907       $  68,910       $ 275,730       $ 125,543
                                   ==========     =========       ========       =========       =========       =========

                                                                                              FIRST
                                    PILGRIM        PILGRIM       PILGRIM        PILGRIM      AMERICAN
                                 MIDCAP VALUE     LARGECAP      PRIME RATE       BANK &       PRIME
                                     FUND       LEADERS FUND      TRUST       THRIFT FUND   OBLIGATION     TOTAL
                                 ------------   ------------    ----------    -----------   ----------     -----
Additions:
    Interest                      $     184      $     109       $     --      $     --     $      777   $    1,445
    Dividends                            --            312          7,960         9,104             --       29,317
    Net appreciation
      (depreciation) in fair
      value of investments           40,741         23,894          5,549        62,062             --      646,300

    Contributions:
      Employer                       52,189         25,435             --           479         89,082      257,692
      Employee                       61,329         28,443             --           562         98,907      288,430
                                  ---------      ---------       --------      --------     ----------   ----------
                                    113,518         53,878             --         1,041        187,989      546,122
                                  ---------      ---------       --------      --------     ----------   ----------
                                    154,443         78,193         13,509        72,207        188,766    1,223,184
                                  ---------      ---------       --------      --------     ----------   ----------

Deductions:
    Benefits paid                    28,551         30,257          1,001           779             95      167,518
    Administrative expenses              --             --             --            --            315       67,555
                                  ---------      ---------       --------      --------     ----------   ----------
                                     28,551         30,257          1,001           779            410      235,073
                                  ---------      ---------       --------      --------     ----------   ----------

Transfers - participant elected     (74,356)       (64,931)        (1,232)       41,308       (186,482)          --
                                  ---------      ---------       --------      --------     ----------   ----------

         Net increase (decrease)     51,536        (16,995)        11,276       112,736          1,874      988,111

Beginning of year                   153,050        145,235         73,701        52,589          7,142    1,188,915
                                  ---------      ---------       --------      --------     ----------   ----------
End of year                       $ 204,586      $ 128,240       $ 84,977      $165,325     $    9,016   $2,177,026
                                  =========      =========       ========      ========     ==========   ==========

All the investments are participant-directed, except for the First American Prime Obligation.

                                                                     (Continued)

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(5) INVESTMENTS OVER 5%

     The following investments comprise over 5% of the Plan's net assets at December 31, 1998 and 1997, respectively:

                                                              DECEMBER 31
                                                       ------------------------
                                                          1998          1997
                                                       ----------   -----------
      Pilgrim America Capital Corporation
        common stock                                   $2,724,025   $ 1,078,306
      Pilgrim Bank & Thrift Fund                          230,122       164,284
      Pilgrim MagnaCap Fund                               350,492       274,273
      Pilgrim Equity Fund                                      --       125,018
      Pilgrim MidCap Value Fund                           239,784       203,380
      Pilgrim LargeCap Leaders Fund                            --       127,430
                                                       ==========   ===========

(6) INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7) PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8) SUBSEQUENT EVENTS

     Effective June 21, 1999, Pilgrim America Capital Corporation changed its name to Pilgrim Capital Corporation. Subsequent to December 31, 1998, certain amendments were made to the plan document to comply with various tax and law changes as well as to clarify eligibility of new employees of the Company.

                                                                      SCHEDULE 1

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                                             NUMBER
     IDENTITY OF ISSUER, BORROWER,                                         OF SHARES                   CURRENT
        LESSOR OR SIMILAR PARTY                  DESCRIPTION                 HELD          COST         VALUE
     -----------------------------               -----------               ---------       ----        -------
*Pilgrim America Capital Corporation    Common stock                        108,961    $ 1,107,654   $ 2,724,025

Cortland Trust                          Money Market Fund                    29,195         29,195        29,195

*First Trust National Association       First American Prime Obligation
                                           Class C                           75,476         75,476        75,476

*Pilgrim Group, Inc.                    Prime Rate Trust                      7,839         76,285        72,999

*Pilgrim Group, Inc.                    Bank & Thrift Fund                    9,347        203,036       230,122

*Pilgrim Group, Inc.                    MagnaCap Fund                        21,529        346,517       350,492

*Pilgrim Group, Inc.                    High Yield Fund I                     6,542         42,756        40,366

*Pilgrim Group, Inc.                    Government Securities Income Fund        28            355           360

*Pilgrim Group, Inc.                    Asia-Pacific Equity Fund             20,787        182,000       106,428

*Pilgrim Group, Inc.                    MidCap Value Fund                    15,933        233,769       239,784

*Pilgrim Group, Inc.                    LargeCap Leaders Fund                 6,724         90,352       106,173

Participant loans                       2 loans, 8.00% to 8.50%                  --             --         1,505
                                                                            =======    ===========   -----------
                                                                                                     $ 3,976,925
                                                                                                     ===========

* Party in interest.

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

     IDENTITY OF                 DESCRIPTION            PURCHASE       SELLING
   PARTY INVOLVED                 OF ASSETS               PRICE         PRICE
-----------------------   --------------------------   -----------   -----------
Pilgrim America Capital
  Corporation             Common stock                 $   651,772   $        --
                          Common stock                          --        39,714

First Trust National      First American Prime           1,453,430            --
  Association               Obligation Class C
                            Money Market                        --     1,380,003

Pilgrim Group, Inc.       Mutual Fund accounts:
                            MagnaCap Fund                  128,121            --
                            MagnaCap Fund                       --        99,012
                            Asia-Pacific Equity Fund        53,040            --
                            Asia-Pacific Equity Fund            --        55,936
                            MidCap Value Fund              123,097            --
                            MidCap Value Fund                   --        91,257
                            LargeCap Leaders Fund           47,038            --
                            LargeCap Leaders Fund               --        91,521
                            Bank & Thrift Fund             138,797            --
                            Bank & Thrift Fund                  --        63,022
                                                       ===========   ===========


    EXPENSES                            CURRENT
  INCURRED IN                         VALUE ON
 CONNECTION WITH       COST OF       TRANSACTION     NET GAIN
   TRANSACTION       SECURITIES         DATE         OR (LOSS)
 ---------------     -----------     -----------     ---------
      $ --           $   651,772     $   651,772     $    --
        --                29,843          39,714       9,871

        --             1,453,430       1,453,430          --

        --             1,380,003       1,380,003          --


        --               128,121         128,121          --
        --                63,944          49,012      35,068
        --                53,040          53,040          --
        --                90,349          55,936     (34,413)
        --               123,097         123,097          --
        --                66,909          91,257      24,348
        --                47,038          47,038          --
        --                80,876          91,521      10,645
        --               138,797         138,797          --
        --                48,141          63,022      14,881
      ====           ===========     ===========     =======

See accompanying independent auditors' report.